UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-9601

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

K-V Pharmaceutical Company

Full Name of Registrant

N/A

Former Name if Applicable

2280 Schuetz Road

Address of Principal Executive Office (Street and Number)

St. Louis, MO 63146

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

On November 7, 2011, the Company’s Audit Committee of the Board of Directors, upon recommendation from K-V management, concluded that certain previously issued financial statements did not include the proper treatment and classification for the embedded derivative feature of warrants issued in November 2010 and March 2011. Specifically, the warrants were misclassified as equity instead of as liabilities. Therefore, the Company will restate and amend previous filings as a result of the misapplication of accounting guidance relating to non-standard anti-dilution provisions in the warrants. In the restated financial statements, the warrants will be classified as liabilities beginning with the date they were first issued in November 2010 or March 2011, as applicable, with changes in the fair value being recorded as non-cash income or expense in each reporting period. However, the non-cash adjustments to correct the previous treatment and classification, in all of the affected periods, will not impact the amounts previously reported for the Company’s cash and cash equivalents, operating expenses, operating losses or cash flows.

Consequently, the Company will file an amended Annual Report on Form 10-K/A for the fiscal year ended March 31, 2011 that will contain restated financial statements for the fiscal year ended March 31, 2011, and amended Quarterly Reports on Forms 10-Q/A for the quarters ended December 31, 2010 and June 30, 2011, respectively, that will contain restated financial statements for each affected quarter. The Company expects to file all of these amended public reports within the next 30 days. Until such amended filings are made, the original filings for those periods should not be relied upon.

As a result of the foregoing, the registrant was not able to complete its Form 10-Q for the three- and six-month periods ended September 30, 2011 by the filing deadline of November 9, 2011 without unreasonable effort and expense. The Company expects to file this Form 10-Q with the SEC as soon as practicable after filing the amended filings described above, and, in any case, within five days of such filings.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Tom McHugh	(314)	645-6600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is in the process of working with financial experts in valuing the warrants using a valuation model to establish the fair value of the warrants at various dates, including as of September 30, 2011.

At present, the Company is unable to provide a reasonable estimate of the results of operations for the three- and six-month periods ended September 30, 2011 due to the complexity of the valuation process. The Company further notes that the warrants were issued in November 2010 and March 2011 and, as such, did not exist during the three- and six-month periods ended September 30, 2010.

* * * * * * * * *

K-V Pharmaceutical Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

K-V Pharmaceutical Company

Date: November 10, 2011	By:	/s/ Gregory J. Divis, Jr.
Gregory J. Divis, Jr. President and Chief Executive Officer